Exhibit 15.2

Stakeholders Relationship Committee

CHARTER FOR THE

STAKEHOLDERS RELATIONSHIP COMMITTEE

OF

INFOSYS LIMITED

I.	PURPOSE:

The purpose of the Stakeholders Relationship Committee (the “Committee”) of the Board of Directors (the “Board”) of Infosys Limited (the “Company”) shall be to assist the Board and the Company to oversee the existing redressal mechanisms in relation to Stakeholders of the Company. The term “Stakeholder” shall include shareholders, debenture holders, other security holders, vendors, customers, other persons and employees.

The purpose and responsibilities of the Committee shall include such other items/matters prescribed under applicable laws or prescribed by the Board in compliance with applicable law, from time to time.

The Company has several mechanisms to receive and redress grievances, such as the whistleblower mechanism, the internal complaints committee, HEAR, GRB, etc. The Committee shall receive reports from designated personnel responsible for each of these mechanisms, and from any other Company personnel that the Committee deems necessary. The Committee shall also review the number of unresolved issues during the course of a quarter. The Committee shall have the authority to make recommendations to resolve any such issues.

II.	COMMITTEE MEMBERSHIP AND ORGANIZATION:

The Committee shall be appointed by and will serve at the discretion of the Board. The chairperson of the Committee shall be a non-executive director and such other members as may be decided by the Board from time to time. The chairperson of the Committee, or in his/her absence, any other member of the Committee authorized by the chairperson of the Committee, shall attend general meetings of the Company.

The members of the Committee shall meet as provided in this Charter.

III.	MEETINGS AND QUORUM

The Committee shall meet at least four times a year. Either two members or one third of the members of the committee, whichever is greater shall form the quorum for the meeting of the Committee.

IV.	COMMITTEE RESPONSIBILITIES AND AUTHORITY:

•	The Committee shall consider and oversee the implementation of the objectives stated in this Charter.
•	The Committee shall resolve complaints related to transfer of shares, non-receipt of annual report and non-receipt of declared dividends, approve issue of duplicate certificates and new certificates on split/consolidation/renewal etc., approve transfer/transmission, dematerialization and rematerialization of equity shares in a timely manner and oversee the performance of the Register and Transfer Agents and recommend measures for overall improvement in the quality of investor services.
•	The Committee shall consider and review reports on employee, vendor and customer satisfaction surveys respectively.
•	The Committee shall review the Company’s obligations towards meeting environment, health and safety requisites for the benefit of Stakeholders.
•	The Committee shall perform any other function required under the (i) Listed Company Manual of the New York Stock Exchange (ii) rules of the Securities and Exchange Commission (iii) Indian Companies Act, 2013 and rules framed thereunder (iv) the equity listing agreement entered into between Infosys and the Indian stock exchanges on which its equity shares are listed or by the Board and (v) SEBI regulations, or any other applicable law from time to time.
•	The Committee shall periodically provide updates to the Board.
•	To Committee may consult with other committees of the Board, if required, while discharging its responsibilities.
•	The Committee shall monitor and review on an annual basis the Company’s performance in dealing with Stakeholder grievances.
•	The Committee shall review and reassess the adequacy of this Charter periodically and recommend any proposed changes to the Board for approval.
•	The Committee shall have access to any internal information necessary to fulfill its role.
•	The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.